CONFIDENTIAL TREATMENT REQUESTED

BY QLYS-0002

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

August 17, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Jan Woo
Joyce Sweeney
Patrick Gilmore

Re:	Qualys, Inc.
Registration Statement on Form S-1
Initially filed June 8, 2012
File No. 333-182027

Ladies and Gentlemen:

On behalf of Qualys, Inc. (the “Company”), and in connection with the submission of a letter dated July 17, 2012 (the “First Response Letter”) submitted in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 5, 2012, relating to the Company’s Registration Statement on Form S-1 (File No. 333-182027), filed with the Commission on June 8, 2012 (the “Registration Statement”), we submit this supplemental letter to further address comments 1, 23 and 25 of the First Response Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. This Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §

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200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter. In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company advises the Staff that the Company currently estimates a preliminary price range of $[***] – $[***] per share for its initial public offering (the “Preliminary Price Range”), which takes into account a [***]-for-[***] reverse stock split of the Company’s capital stock (the “Reverse Stock Split”). This estimated price range has been determined based, in part, upon current market conditions and input received from the lead underwriters on the proposed initial public offering, including discussions that took place on August 14, 2012 between senior management of the Company and representatives of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC. The Company also notes that it currently expects to include a $2.00 price range within this range in its preliminary prospectus, but the parameters of that final price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business developments impacting the Company. Prior to August 14, 2012, the Company had not held discussions with the underwriters regarding the Preliminary Price Range for the initial public offering. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

The Company will set forth a bona fide preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus, and will disclose the factors described below in response to comment 23 to explain the difference, if any, between the fair value of the Company’s common stock as set by the board of directors on July 30, 2012 and the midpoint of the bona fide preliminary price range at that time.

23.	We note that you provide disclosure of the option grants and valuations through February 2012. Please revise to update your disclosure to provide similar information for each of the equity-related transactions subsequent to the February 2012 valuation period through the effective date of the registration statement. When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

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The factors considered in estimating the fair value of the Company’s common stock during the period between February 2011 and July 2012 are set forth on pages 75 to 80 of Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed on August 10, 2012 (“Amendment No. 2”) and Amendment No. 2 includes a detailed explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when options were granted by the board of directors, factors and approaches considered by the Company in determining fair value and factors that caused the fair value to change over time. To the extent any additional equity grants are made by the Company prior to the effective date of the Registration Statement, the factors considered in estimating the fair value of the Company’s common stock after July 30, 2012 will be set forth in a subsequent amendment to the Registration Statement.

As described on pages 75 and 79-80 of Amendment No. 2, on July 30, 2012, the Company’s board of directors determined that the fair value of the Company’s common stock was $0.94 per share or $[***] per share after giving effect to the Reverse Stock Split. Given the absence of an active trading market for the Company’s common stock, determining the fair value of the Company’s stock requires the Company’s board of directors to make complex and subjective judgments. In doing so, the Company’s board of directors considered a combination of valuation methodologies, including the market and income approaches. The Company believes that the most significant factors that contributed to the modest difference between $[***] per share, the midpoint of the Preliminary Price Range, and $[***] per share, the fair value of the common stock as of July 30, 2012 after giving effect to the Reverse Stock Split, as informed by the valuation report from the Company’s independent valuation specialists, were as follows:

•

The valuation of the Company’s common stock by its board of directors on July 30, 2012 reflected the illiquidity of the Company’s common stock on that date. The valuation reflected in the Preliminary Price Range necessarily assumes that a successful initial public offering will ultimately occur and represents an estimate of the fair value of the unrestricted and freely tradeable stock that could be sold in the initial public offering market without illiquidity discounts.

•

The valuation of the Company’s common stock by its board of directors on July 30, 2012 assumed that there was a 70% probability of an initial public offering, the number of months to achieve an initial public offering was 2.5, a 25% probability that the Company would be sold (at a lower valuation), and a 5% probability that the Company would remain a private company. However, the Preliminary Price Range assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business and without a marketability discount, resulting in a higher valuation as compared to the July 30, 2012 valuation set by the Company’s board of directors.

Securities and Exchange Commission August 17, 2012 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY QLYS-0002

•

The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. In particular, holders of the Company’s outstanding Series A, B and C preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock. In addition, holders of outstanding preferred stock are entitled to receive liquidation preferences prior to payments to holders of common stock. The Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its initial public offering. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation as compared to the July 30, 2012 valuation set by the Company’s board of directors, which included the effect of preferences for the Company’s preferred stock.

•

The Preliminary Price Range assumes the completion of a successful initial public offering. A successful offering provides the Company with proceeds, which substantially strengthen substantially the Company’s balance sheet as a result of increased cash, which is reflected in the Preliminary Price Range, and which is not reflected in the July 30, 2012 valuation set by the Company’s board of directors.

•

As stated above, the Preliminary Price Range assumes the completion of a successful initial public offering. A successful offering provides the Company with access to the public company debt and equity markets, and a ‘currency’ to enable the Company to make strategic acquisitions as the board of directors may deem appropriate, which are all reflected in the Preliminary Price Range, and which were not reflected in the July 30, 2012 valuation set by the Company’s board of directors.

•

There was a modest increase in the value of the common stock since July 30, 2012 of over half of the comparable public companies utilized in both the July 30, 2012 valuation set by the Company’s board of directors and those used in determining the Preliminary Price Range.

•

The underwriters used a few different comparable public companies in their valuation models for the Preliminary Price Range as compared to comparable public companies utilized in the July 30, 2012 valuation set by the Company’s board of directors and these additional companies used by the underwriters had different multiples.

•	There were modest general market increases in value of the New York Stock Exchange, NASDAQ, S&P 500 and Dow Jones Industrial Average since July 30, 2012.

As detailed in the Registration Statement, the Company and its board of directors have consistently sought to comply with the form and substance of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). The Company obtained contemporaneous independent valuations from Willamette Management Associates, a nationally recognized independent accounting and valuation firm, to ensure that all relevant business developments were taken into account in making valuation determinations and that the valuations obtained were truly “contemporaneous,” as that term is defined in the AICPA Practice Aid.

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At July 30, 2012, the Company’s board of directors consisted of individuals with significant experience in business, finance, venture capital and/or private equity and significant experience in valuing technology companies, including determining the fair values of the common stock of such companies. The Company’s board of directors reached its determination of the estimated fair value of the Company’s common stock after thorough discussions and made its determination in good faith, based on the information available on the date of grant, including the contemporaneous valuation mentioned above.

In light of the foregoing, the Company believes that the actions of its board of directors to estimate the fair value of the Company’s common stock during the Review Period complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment), the AICPA Practice Aid and the regulations regarding the granting of options to employees in the United States as “incentive stock options” under the Company’s 2000 Equity Incentive Plan and the Internal Revenue Code of 1986, as amended.

The Company believes that the fair value determined by its board of directors on July 30, 2012 for the common stock applicable to each option grant on that date is appropriate and demonstrates the diligent efforts of the Company’s board of directors in considering all relevant factors in determining the fair value. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid.

25.	When you know your estimated IPO price, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Please see the response to comment 1 above and to comment 25 in the First Response Letter.

*****

Securities and Exchange Commission August 17, 2012 Page 6	CONFIDENTIAL TREATMENT REQUESTED BY QLYS-0002

Please direct your questions or comments regarding this letter to me or Jeffrey D. Saper by telephone to (650) 493-9300. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI, Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Donald C. McCauley
Bruce K. Posey
Qualys, Inc.

Jeffrey D. Saper
Wilson Sonsini Goodrich & Rosati, P.C.

Timothy J. Moore
John T. McKenna
Cooley LLP